UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                                (Name of Issuer)
                               SALANT CORPORATION

                         (Title of Class of Securities)
                                  Common Stock

                                 (CUSIP Number)
                                    793897109

           (Date of Event Which Requires Filing of this Statement)
                                  May 11, 1999

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [   ]  Rule 13d-1(b)
       [ X ]  Rule 13d-1(c)
       [   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)    Names of Reporting Persons

       I.R.S. Identification Nos. of Above Persons (Entities Only)

       (I) Pichin Corp. Master Trust for TWA Retirement Plans
       (II) ACF Industries, Incorporated Master Trust
       (III) New Generation Advisers, Inc.

(2)    Check the Appropriate Box if a Member of a Group
       (a)        [   ]
       (b)        [ X ]

(3)    SEC Use Only

(4)    Citizenship or Place of Organization

    (I) Pichin Corp. Master Trust for TWA Retirement Plans is a Massachusetts trust.
    (II)  ACF Industries, Incorporated Master Trust is a New York trust.
    (III) New Generation Advisers, Inc. is a Massachusetts corporation.


Number of        (5)      Sole Voting Power
SHARES                                              NIL
Benefici-        (6)      Shared Voting Power
ALLY OWNED                (I) & (III) 886,693.237   (II) & (III) 221,741
by Each          (7)      Sole Dispositive Power
REPORTING                                                    NIL
Person With      (8)      Shared Dispositive Power
                          (I) & (III) 886,693.237   (II) & (III) 221,741

(9)    Aggregate Amount Beneficially Owned by Each Reporting Person

                           (I) & (III) 886,693.237   (II) & (III) 221,741

(10)   Check if the Aggregate Amount in Row (9) Excludes
       Certain Shares                                                  [  ]

(11)   Percent of Class Represented by Amount in Row 9

                           (I) & (III) 8.87%%        (II) & (III) 2.22%

(12)   Type of Reporting Person

       (I) EP
       (II) EP
       (III) CO

                                                     Item 1(a)

Name of Issuer:

Salant Corporation

                                                     Item 1(b)

Address of Issuer's Principal Executive Offices:

1114 Avenue of the Americas
36TH Floor

New York, NY 10036
                                                     Item 2(a)

Name of Person Filing:

       (I) Pichin Corp. Master Trust for TWA Retirement Plans
       (II) ACF Industries, Incorporated Master Trust
       (III) New Generation Advisers, Inc.

Shares of Salant owned by Pichin Corp. Master Trust for TWA Retirement Plans and ACF Industries, Incorporated Master Trust are indirectly controlled by New Generation Advisers, Inc., a Massachusetts Corporation and SEC registered investment adviser, by virtue of the fact that New Generation has the authority to vote and dispose of the Salant shares, but the parties are of the view that the parties are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934 Act") and that the parties are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" under Rule 13d-3 under the 1934 Act. Therefore the parties are of the view that shares held by them need not be aggregated for purposes of Section 13(d). However, Pichin Corp. Master Trust for TWA Retirement Plans and ACF Industries, Incorporated Master Trust are making this filing on a voluntary basis as if all of the shares are beneficially owned by the parties on a joint basis. As a result of their respective authority to terminate New Generation Advisers, Inc. as investment manager with respect to the Pichin Corp. Master Trust and the ACF Industries, Incorporated Master Trust, Pichin Corp. and ACF Industries, Incorporated, respectively, may also be viewed as beneficially owning the securities which are held by the Pichin Corp. Master Trust and the ACF Industries, Incorporated Master Trust.

                                                     Item 2(b)

Address of Principal Business Office:


New Generation Advisers, Inc.    Pichin Corp. Master Trust    ACF Industries,
225 Friend Street, Suite 801     for TWA Retirement Plans     Incorporated
Boston, MA 02114                 767 Fifth Avenue             Master Trust
                                 New York, NY 10153        620 No. Second Street
                                                           St. Charles, MO 63301


                                                     Item 2(c)

Citizenship:

      (I) Pichin Corp. Master Trust for TWA Retirement Plans is a Massachusetts trust.
     (II)  ACF Industries, Incorporated Master Trust is a New York trust.
     (III) New Generation Advisers, Inc. is a Massachusetts corporation.

                                                     Item 2(d)

Title of Class of Securities:

Common Stock ($1.00 par value per share)

                                                     Item 2(e)

CUSIP Number:

                                            793897109

If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)  [  ]     Broker or Dealer registered under Section 15 of the Act

(b)  [  ]     Bank as defined in section 3(a) (6) of the Act

(c)  [  ]     Insurance Company as defined in section 3(a)(19) of the Act

(d)  [  ]     Investment Company registered under section 8 of the Investment
              Company Act

(e)  [ x ]    An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f)  [ x ]    An employee benefit plan or endowment fund in accordance with
              Rule 13d-1(b)(1)(ii)(F)

(g)  [  ]     A parent holding company or control person in accordance with
              Rule 13d-1(b)(1)(ii)(G)

(h)  [  ]     A savings association as defined in Section 3(b) of the
              Federal Deposit Insurance Act

(i)  [  ]     A church plan that is excluded from the definition of an
              investment company under Section 3(c)(14) of the

              Investment Company Act

(j)  [  ]     Group, in accordance with Rule 13d-1(b)(1)(ii)(J)


                                 Item 4

Ownership.

(a)      Amount Beneficially Owned:

               Pichin Corp. Master Trust: 886,693.237
               ACF Industries, Incorporated Master Trust: 221,741

(b)      Percent of Class:

               Pichin Corp. Master Trust: 8.87%
               ACF Industries, Incorporated Master Trust: 2.22%

       (c)      Number of shares as to which such person has:

               (i)      Sole power to vote or to direct the vote:  Nil

               (ii)     Shared power to vote or to direct the vote:
                        Pichin Corp. Master Trust: 886,693.237
                        ACF Industries, Incorporated Master Trust: 221,741

               (iii)  Sole power to dispose or to direct the disposition of: Nil

               (iv)   Shared power to dispose or to direct the disposition of:

                     Pichin Corp. Master Trust: 886,693.237
                     ACF Industries, Incorporated Master Trust: 221,741

           By virtue of its indirect control, New Generation Advisers, Inc. shares with Pichin Corp. Master Trust the power to vote and dispose of the shares owned by the Pichin Corp. Master Trust and, similarly, shares with ACF Industries, Incorporated Master Trust the power to vote and dispose of the shares owned by ACF Industries, Incorporated Master Trust .

                                     Item 5

Ownership of Five Percent or Less of a Class [  ]

                            NOT APPLICABLE

                                     Item 6

Ownership of More than Five Percent on Behalf of Another Person

                            NOT APPLICABLE

                                     Item 7

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

                            NOT APPLICABLE

                                     Item 8

Identification and Classification of Members of the Group.

                            NOT APPLICABLE

                                     Item 9

Notice of Dissolution of Group.

                            NOT APPLICABLE

                                                      Item 10

Certification.

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

       After reasonable inquiry and to the best of my knowledge and belief, certify that the information set forth in this statement is true, complete and correct.

Date:                  February 15, 2000


                       PICHIN CORP. MASTER TRUST FOR THE TWA PENSION PLANS

                       By:  PICHIN CORP.
SIGNATURE:             /S/ ROBERT J. MITCHELL
Name/Title:            By: Robert J. Mitchell, Assistant Secretary



                       ACF INDUSTRIES, INCORPORATED MASTER TRUST

                       By:  ACF INDUSTRIES, INCORPORATED
SIGNATURE:             /S/ ROBERT J. MITCHELL
Name/Title:            By: Robert J. Mitchell, Senior Vice President-
                            Finance and Secretary


                       NEW GENERATION ADVISERS, INC.


SIGNATURE:             /S/    GEORGE PUTNAM
Name/Title:            George Putnam, President

                    Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

           Agreement to File Jointly Pursuant to Rule 13d-1(k)(1) of the
                        Securities Exchange Act of 1934


AGREEMENT

         The undersigned agree that this Schedule 13G dated February 15, 2000 relating to the Common Stock of Salant Corp. shall be filed on behalf of the undersigned.

      PICHIN CORP. MASTER TRUST FOR THE TWA PENSION PLANS

      By:  PICHIN CORP.

           /S/ ROBERT J. MITCHELL
      By:  Robert J. Mitchell, Assistant Secretary


      ACF INDUSTRIES, INCORPORATED MASTER TRUST

        By: ACF INDUSTRIES, INCORPORATED

             /S/ ROBERT J. MITCHELL
        By:  Robert J. Mitchell, Senior Vice President-Finance and Secretary


      NEW GENERATION ADVISERS, INC.

          /S/ GEORGE PUTNAM
      By: George Putnam, President